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                                                                     EXHIBIT 3.2

                         AMENDMENT TO THE BY-LAWS OF
                      NEW PLAN EXCEL REALTY TRUST, INC.


      Article IV, Section 5 of the Company By-laws is hereby amended by replacing the first two sentences thereof in their entirety with the following two sentences:

      "The Board of Directors shall appoint an Investment Committee composed of at least two directors. Subject to requirements under applicable law regarding action or approval by the Board of Directors or any Stockholders, as the case may be, the Investment Committee will have the power and authority to approve on behalf of the Corporation (i) any acquisition or disposition with a purchase price (taking into account purchase money financing and assumption of existing mortgage indebtedness) ("Purchase Price") of less than three percent (3%) of the total assets (before accumulated depreciation and amortization) of the Corporation and its consolidated subsidiaries determined in accordance with generally accepted accounting principles at the time such transaction is entered into ("Total Assets"), but only by the affirmative vote of a majority of its members and (ii) any acquisition or disposition with a Purchase Price in an amount in excess of three percent (3%), but less than six percent (6%), of Total Assets, but only by the affirmative vote of a majority of its members and the affirmative vote of two additional members of the Board of Directors of the Corporation, one of which two additional members shall be the Chairman of the Board so long as the Chairman of the Board is not on the Investment Committee. Notwithstanding the foregoing, with respect to the transactions described in clause (ii) above, nothing shall preclude the Board of Directors of the Corporation from approving any such transaction."